SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Act of 1934

(Amendment No. 1)

MasTec, Inc.

(Name of Issuer)

Common Stock, Par Value $.10 Per Share

(Title of Class of Securities)

576323109

(CUSIP Number)

Jose Mas

MasTec, Inc.

800 S. Douglas Road, 12th Floor

Miami, Florida 33134

(305) 599-1800

(Name, address and telephone number of person authorized to receive notices and communications)

November 19, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jose Mas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,190,851
	8	SHARED VOTING POWER 1,474,941
	9	SOLE DISPOSITIVE POWER 4,190,851
	10	SHARED DISPOSITIVE POWER 1,474,941

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,665,792
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jose Ramon Mas Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,197,414
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,197,414
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,197,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jose Ramon Mas Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,197,414
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,197,414
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,197,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jorge Mas Irrevocable Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 648,941
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 648,941

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 648,941
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jose Ramon Mas Irrevocable Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 425,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 425,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mas Equity Partners III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 276,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 276,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mas Family Foundation Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 125,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 125,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON CO

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D is filed jointly on behalf of Jose Mas, Jose Ramon Mas Holdings I, LLC (“JM Holdings I”), Jose Ramon Mas Holdings, LLC (“JM Holdings”), Jorge Mas Irrevocable Family Trust (“JM Trust”), Jose Ramon Mas Irrevocable Family Trust (“JR Trust”), Mas Equity Partners III, LLC (“Mas Partners III”), and Mas Family Foundation Inc. (“Family Foundation”) (collectively, the “Reporting Persons”). This Amendment No. 1 to Schedule 13D amends and updates the statements on Schedule 13D previously filed on December 9, 2015 with respect to the Common Stock, $.10 par value (the “Shares” or “Common Stock”) of MasTec, Inc., a Florida corporation (the “Issuer”).

ITEM 4.	Purpose of Transaction.

The purpose of this filing to is report the entry by Jose Mas and the JR Trust into prepaid variable forward sale contracts with an unaffiliated party on November 19, 2019 (each, a “Prepaid Forward Contract”). Each Prepaid Forward Contract obligates Jose Mas and the JR Trust, as applicable, to deliver to the buyer, on the applicable date in December 2022 for the applicable component (each, a “Settlement Date”), at such Reporting Person’s option, up to one hundred percent (100%) of the number of Shares pledged for such component or an equivalent amount of cash. Jose Mas and the JR Trust entered into the Prepaid Forward Contracts to provide funds for investment in the Miami Major League Soccer franchise. For more information on the terms of the Prepaid Forward Contracts, please see Item 6 below.

ITEM 5.	Interest in Securities of the Issuer.

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned		Percentage of Outstanding Shares of Common Stock(1)
Jose Mas	5,665,792	(2)(3)	7.4%
JM Holdings I	1,197,414		1.6%
JM Holdings	1,197,414		1.6%
JM Trust	648,941		0.9%
JR Trust	425,000	(4)	0.6%
Mas Partners III	276,000		0.4%
Family Foundation	125,000		0.2%

(1)	The percentage of beneficial ownership is based upon 76,334,513 shares of Common Stock outstanding as of November 15, 2019.
(2)

The shares beneficially owned by Jose Mas include: 2,993,437 shares owned by Jose Mas individually, 1,197,414 shares owned by JM Holdings I, which is controlled by JM Holdings, of which Jose Mas is the sole member; 648,941 shares owned by the JM Trust of which Jose Mas is a trustee, 425,000 shares owned by the JR Trust of which Patricia Mas, the wife of Jose Mas, is a trustee, 276,000 shares owned by Mas Partners III, a Delaware limited liability company, in which Jose Mas is a member; and 125,000 shares owned by the Family Foundation, a Florida not-for-profit corporation, of which Jose Mas is the secretary and a member of the Board of Directors. Jose Mas disclaims beneficial ownership of all shares of common stock held by the JM Trust, the JR Trust and the Family Foundation, except, in each case, to the extent of his pecuniary interest therein.

(3)

775,000 shares of Common Stock owned by Jose Mas individually are subject to the Prepaid Forward Contract to which Jose Mas is party and are pledged as collateral to secure Jose Mas’s obligations under such Prepaid Forward Contract.

(4)

212,500 shares of Common Stock owned by the JR Trust are subject to the Prepaid Forward Contract to which the JR Trust is party and are pledged as collateral to secure the JR Trust’s obligations under such Prepaid Forward Contract.

The Reporting Person’s responses to cover page Items 7 through 10 of this 13D are hereby incorporated by reference in this Item 5.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

775,000 Shares owned by Jose Mas are covered by the Prepaid Forward Contract to which Jose Mas is party and 212,500 Shares owned by the JR Trust are covered by the Prepaid Forward Contract to which the JR Trust is party. Each Prepaid Forward Contract obligates Jose Mas or the JR Trust, as applicable, to deliver to the buyer under the applicable Prepaid Forward Contract, on each Settlement Date, at such Reporting Person’s option, up to one hundred percent (100%) of the number of Shares pledged for the applicable component or an equivalent amount of cash. Jose Mas pledged an aggregate of 775,000 shares and the JR Trust pledged an aggregate of 212,500 shares (the “Pledged Shares”) of MasTec, Inc. common stock to secure their obligations under the respective Prepaid Forward Contracts to which they are party, and retained ownership and voting rights in their respective portions of the Pledged Shares during the term of the pledge. The number of Shares to be delivered to the buyer on each Settlement Date (or on which to base the amount of cash to be delivered to the buyer on such Settlement Date) is to be determined as follows: (a) if the volume-weighted average price of Shares on the designated valuation date for the applicable component (each, a “Settlement Price”) is less than or equal to $61.794 (the “Floor Price”), Jose Mas or the JR Trust, as applicable, will deliver to the buyer all of the Pledged Shares for the applicable component; (b) if such Settlement Price is greater than the Floor Price but less than or equal to $82.804 (the “Cap Price”), Jose Mas or the JR Trust, as applicable, will deliver to the buyer a number of Shares equal to one hundred percent (100%) of the Pledged Shares for the applicable component multiplied by a fraction, the numerator of which is the Floor Price and the denominator of which is such Settlement Price and (c) if such Settlement Price is greater than the Cap Price, Jose Mas or the JR Trust, as applicable, will deliver to the buyer the number of Shares equal to one hundred percent (100%) of Pledged Shares for the applicable component multiplied by a fraction, the numerator of which is the Floor Price plus the excess of such Settlement Price over the Cap Price, and the denominator of which is such Settlement Price. Except as set forth above, Jose Mas and the JR Trust retain beneficial ownership of their respective Pledged Shares, including voting power with respect thereto.

ITEM 7.	Material to be Filed as Exhibits

Exhibit

Number	Description

99.1	Variable Share Forward Transaction Confirmation dated November 19, 2019 by and between Bank of America, N.A. and Jose Mas.

99.2	Pledge Agreement dated November 19, 2019 by and between Bank of America, N.A. and Jose Mas.

99.3	Variable Share Forward Transaction Confirmation dated November 19, 2019 by and between Bank of America, N.A. and the Jose Ramon Mas Irrevocable Family Trust.

99.4	Pledge Agreement dated November 19, 2019 by and between Bank of America, N.A. and the Jose Ramon Mas Irrevocable Family Trust.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED as of this 19th day of November, 2019.

/s/ Jose Mas
Name: Jose Mas

JOSE RAMON MAS HOLDINGS I, LLC

By: Jose Ramon Mas Holdings, LLC

By:	/s/ Jose Mas
Name:	Jose Mas
Title:	Manager

JOSE RAMON MAS HOLDINGS, LLC

By:	/s/ Jose Mas
Name:	Jose Mas
Title:	Manager

JOSE RAMON MAS IRREVOCABLE FAMILY TRUST

By:	/s/ Jorge Mas
Name:	Jorge Mas
Title:	Trustee

JORGE MAS IRREVOCABLE FAMILY TRUST

By:	/s/ Jose Mas
Name:	Jose Mas
Title:	Trustee

MAS EQUITY PARTNERS III, LLC

By:	/s/ Jose Mas
Name:	Jose Mas
Title:	Member

MAS FAMILY FOUNDATION INC.

By:	/s/ Jose Mas
Name:	Jose Mas
Title:	Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	Variable Share Forward Transaction Confirmation dated November 19, 2019 by and between Bank of America, N.A. and Jose Mas.

99.2	Pledge Agreement dated November 19, 2019 by and between Bank of America, N.A. and Jose Mas.

99.3	Variable Share Forward Transaction Confirmation dated November 19, 2019 by and between Bank of America, N.A. and the Jose Ramon Mas Irrevocable Family Trust.

99.4	Pledge Agreement dated November 19, 2019 by and between Bank of America, N.A. and the Jose Ramon Mas Irrevocable Family Trust.